Exhibit 99.2

ZenaTech Announces Management Team Promotions to Position for Growth

(Toronto, Ontario, October 25, 2024) ZenaTech, Inc. (Nasdaq: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, today announces the promotion of several team members in the sales, customer support, and administration areas of its ZenaDrone drone business division, and its enterprise SaaS software division.

“Among our company’s greatest strengths is our talented team and I am pleased to promote these longstanding team members to new and expanded roles. I am confident they will continue to be active and productive contributors helping us leverage growth opportunities in the AI drone and SaaS software marketplaces, and build our business over the coming months and years,” said CEO Shaun Passley, Ph.D.

Philander Franklin, Vice President of Business Development for the Americas. Philander will focus on North American drone business sales and building our Arizona operations and manufacturing base. He has worked with ZenaTech-associated businesses and ZenaDrone, for the last nine years in various capacities leading the expansion of sales, operations, customer and partner relationships, and operations support. Phil has over 25 years of business and sales experience. Previously he was a sales leader in the health insurance industry for Blue Cross Blue Shield provider, GoHealth, where he achieved sales and revenue awards. He also led the growth of a retailer (DTLR) expanding to seven regional stores, building operations, and a team of over 100.

Simon Henry, Vice President of Business Development for EMEA (Europe, Middle East, and Africa). Simon will focus on building our drone sales in the EMEA region as well as further building our operations base in Ireland. He has worked with ZenaDrone for over three years, leading drone pilot programs and sales and partnerships in Europe. He has over 20 years of sales and client service management background in various industries. He started his career at the Bank of Ireland and has held progressively more senior business development and client management roles for finance, fleet management and employee services companies. He has an honors degree in Business Studies from Dublin Business School and a master’s degree in Sales Management from UCD Michael Smurfit Graduate Business.

Steve Rhode, Director of Software Sales and Customer Support. Steve will focus on sales and customer support strategy and implementation for ZenaTech’s Enterprise SaaS software division.  He has worked with ZenaTech-associated SaaS companies for over

10 years in various sales, technical, and project management roles. Before this Steve led customer service, sales and operations for various US software companies in the security and surveillance, and facilities management sectors. Steve has a BSBA degree from the University of Central Florida in Management and Marketing.

Lindsey Bartholomew, Director of Administration. Lindsey will focus on building the administrative infrastructure and support for ZenaTech’s portfolio of companies. Lindsey has worked with ZenaTech-associated companies for over three years in various accounting, administration, operations management, and mergers and acquisition administration roles. Previously she led operations for sports organizations and worked as an emergency veterinary technician.  She has a Bachelor of Science degree from the University of Chicago.

About ZenaTech

ZenaTech (Nasdaq: ZENA) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded software solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation, utilizing the ZenaDrone 1000 drone and the IQ series of indoor/outdoor drone products.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.